U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

                     1. Name and Address of Reporting Person

                           RETALLICK     JAMES        M.

                             (Last)     (First)    (Middle)

                              2250 North 1500 West

                                    (Street)

                              Ogden,    Utah     84404

                              (City)   (State)   (Zip)

              2. Date of Event Requiring Statement (Month/Day/Year)

                                 March 31, 2001

        3. IRS or Social Security Number of Reporting Person (Voluntary)

                   4. Issuer Name and Ticker or Trading Symbol

                              CRYOCON, INC. (CRYQ)

                  5. Relationship of Reporting Person to Issuer
                             (Check all applicable)

           [ ] Director                         [ ] 10% Owner
           [X} Officer (give title below)       [ ] Other (specify below)

                        VICE PRESIDENT, CORPORATE COUNSEL

                 6. If Amendment, Date of Original (Month/Year)


           7. Individual or Joint/Group Filing (Check applicable line)

                    [ X ] Form Filed by One Reporting Person

                [ ] Form Filed by More than One Reporting Person

                United States Securities and Exchange Commission
                                Washington, D.C. 20549

[ ]Check box if no longer subject to
Section 16.  Form 4 or Form 5 obli-
gations may continue.  See Instruc-
tion 1(b)

[ ]Form 3 Holdings Reported

[X]Form 4 Transactions Reported

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or   Price      (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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COMMON STOCK, NO PAR VALUE                                                                       20,000         (D)
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*If the form is filed by more than one reporting person, see instruction 4(b)(v)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)       (A)    (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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OPTION           SEE          SEE                            SEE               Common             See
AGREEMENT        EXPLANATION  EXPLA-   A/4      250,000      EXPLANATION       Stock, no  250,000 Expla-   250,000   (D)
                              NATION                                           par Value          nation

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OPTION
AGREEMENT                                                                                                  250,000   (D)
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Explanation of Responses: On October 12, 2001 the Board of Directors granted to Mr. Retallick an Option on 250,000 founder shares vesting immediately with an expiration date of 180 day following termination of employment. There is no exercise price. To date none of the options have been exercised. Previous holdings and transactions have been reported on Forms 3 filed August 29, 2000 as amended May 10, 2000.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(4)


                          /s/ JAMES M. RETALLICK                    15 MAY 2001
                          ----------------------                    -----------
                          ** Signature of Reporting Person             Date

NOTE: File three copies of this Form; one of which must be manually signed. If space provided is insufficient, see Instructionn 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.